SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                 FORM 11-K
                               ANNUAL REPORT
                     Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934



[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
       For the fiscal year ended December 31, 1998

                                    OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
       For the transition period from ________ to ________

       Commission file number 0-7154

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                QUAKER CHEMICAL CORPORATION PROFIT SHARING
                        AND RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         QUAKER CHEMICAL CORPORATION
                         Elm and Lee Streets
                         Conshohocken, Pennsylvania  19428

                               Profit Sharing and
             Retirement Savings Plan of Quaker Chemical Corporation
                Financial Statements and Additional Information
                           December 31, 1998 and 1997

Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation
Index to the Financial Statements and Additional Information
December 31, 1998 and 1997
--------------------------------------------------------------------------------

                                                                       Page(s)

Financial Statements:

    Report of Independent Accountants                                     1

    Statements of Net Assets Available for Benefits
     at December 31, 1998 and 1997                                      2 - 3

    Statements of Changes in Net Assets Available for Benefits
     for the Years Ended December 31, 1998 and 1997                     4 - 5

    Notes to Financial Statements                                       6 - 8

Additional Information:*

    Schedule I  - Schedule of Assets Held for Investment at
                  December 31, 1998                                       9

    Schedule II - Schedule of Reportable Transactions for the
                  Year Ended December 31, 1998                           10



* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                        Report of Independent Accountants


To the Participants and Administrator of the Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Profit Sharing and Retirement Savings Plan of Quaker Chemical Corporation (the "Plan") at December 31, 1998 and 1997 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP
Thirty South Seventeenth Street
Philadelphia, Pennsylvania
June 11, 1999

Profit Sharing and Retirement Savings Plan of Quaker Chemical Corporation
Statement of Net Assets Available for Benefits
December 31, 1998
---------------------------------------------------------------------------------------------------------------------------

                                                                  Fund  Information
                                      -----------------------------------------------------------------------
                                                                                Quaker
                                                                               Chemical
                                      Guaranteed                  Bond and    Corporation
                                       Interest    U.S. Stock     Mortgage      Common    Participant
                                         Fund         Fund           Fund       Stock      Loan Fund   Other      Total
Investments, at fair value            $2,137,010*  $13,716,684*  $3,440,567*  $1,044,719*                       $20,338,980
Loans to participants                                                                       $33,652                  33,652
Cash surrender value of life
  insurance contracts                                                                                 $54,058        54,058
                                      ----------   -----------   ----------   ----------    -------   -------   -----------
       Total investments               2,137,010    13,716,684    3,440,567    1,044,719     33,652    54,058    20,426,690
Employer contributions receivable         56,535       224,198      51,442        24,028          -         -       356,203
                                      ----------   -----------   ----------   ----------    -------   -------   -----------
Net assets available for benefits     $2,193,545   $13,940,882   $3,492,009   $1,068,747    $33,652   $54,058   $20.782.893
                                      ----------   -----------   ----------   ----------    -------   -------   -----------

* Represents greater than 5% of net assets available for benefits.


   The accompanying notes are an integral part of these financial statements.

Profit Sharing and Retirement Savings Plan of Quaker Chemical Corporation
Statement of Net Assets Available for Benefits
December 31, 1997
---------------------------------------------------------------------------------------------------------------------------
                                                               Fund Information
                                      -----------------------------------------------------------------------
                                                                                Quaker
                                                                               Chemical
                                      Guaranteed                  Bond and    Corporation
                                       Interest    U.S. Stock     Mortgage      Common    Participant
                                        Fund         Fund          Fund         Stock      Loan Fund   Other      Total
Investments, at fair value            $2,058,665*  $11,357,394*  $2,758,687*    $897,370*                       $17,072,116
Loans to participants                                                                        $7,628                   7,628
Cash surrender value of life
  insurance contracts                                                                                 $75,203        75,203
                                      ----------   -----------   ----------   ----------    -------   -------   -----------
       Total investments               2,058,665    11,357,394    2,758,687      897,370      7,628    75,203    17,154,947
Employer contributions receivable         47,394       215,941       50,972       22,063                            336,370
                                      ----------   -----------   ----------   ----------    -------   -------   -----------
Net assets available for benefits     $2,106,059   $11,573,335   $2,809,659     $919,433     $7,628   $75,203   $17,491,317
                                      ----------   -----------   ----------   ----------    -------   -------   -----------

* Represents greater than 5% of net assets available for benefits.


   The accompanying notes are an integral part of these financial statements.
                                     - 3 -

Profit Sharing and Retirement Savings Plan of Quaker Chemical Corporation
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1998
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         Fund  Information
                                            -------------------------------------------------------------------------
                                                                                       Quaker
                                                                                      Chemical
                                          Guaranteed                    Bond and     Corporation
                                           Interest      U.S. Stock     Mortgage       Common    Participant
                                             Fund          Fund          Fund          Stock      Loan Fund    Other      Total
Additions to net assets attributed to:
  Net investment income  (loss)           $  110,715    $ 1,687,284    $  233,567    $  (15,295)   $ 1,405              $ 2,017,676
  Participant contributions                  103,976      1,125,647       237,001       152,978                           1,619,602
  Employer contributions                      76,971        296,565        66,295        33,476                             473,307
  Rollovers                                   29,651        138,171        41,136         9,238                             218,196
                                          ----------    -----------    ----------    ----------    -------              -----------
                                             321,313      3,247,667       577,999       180,397      1,405                4,328,781
                                          ----------    -----------    ----------    ----------    -------              -----------
Deductions from net assets attributed to:
  Participant benefit payments               164,702        755,584        77,654        13,396      2,238                1,013,574
  Life insurance premiums                        203          1,713           570                                             2,486
  Net participant loan activity                4,825         21,326           734           (28)   (26,857)                       -
  Decrease in cash surrender value of
       insurance contracts                                                                                     21,145        21,145
  Interfund transfers                         64,097        101,497      (183,309)       17,715                                   -
                                          ----------    -----------    ----------    ----------    -------    -------   -----------
                                             233,827        880,120      (104,351)       31,083    (24,619)    21,145     1,037,205
                                          ----------    -----------    ----------    ----------    -------    -------   -----------
Net increase (decrease)                       87,486      2,367,547       682,350       149,314     26,024    (21,145)    3,291,576

Net assets available for benefits:
  Beginning of year                        2,106,059     11,573,335     2,809,659       919,433      7,628     75,203    17,491,317
                                          ----------    -----------    ----------    ----------    -------    -------   -----------
  End of year                             $2,193,545    $13,940,882    $3,492,009    $1,068,747    $33,652    $54,058   $20,782,893
                                          ----------    -----------    ----------    ----------    -------    -------   -----------


   The accompanying notes are an integral part of these financial statements.

Profit Sharing and Retirement Savings Plan of Quaker Chemical Corporation
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1997
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       Fund Information
                                          --------------------------------------------------------------------------
                                                                                       Quaker
                                                                                      Chemical
                                          Guaranteed                     Bond and   Corporation
                                           Interest      U.S. Stock      Mortgage      Common  Participant
                                             Fund           Fund           Fund         Stock    Loan Fund    Other        Total
Additions to net assets attributed to:
  Net investment income                   $  109,860    $  2,561,919    $  261,862    $150,784    $  535                $ 3,084,960
  Participant contributions                   89,006         853,695       226,972     104,524                            1,274,197
  Employer contributions                      65,671         298,628        73,238      29,829                              467,366
  Rollovers                                    3,102          15,298         3,189         302                               21,891
                                          ----------    ------------    ----------    --------    ------                -----------
                                             267,639       3,729,540       565,261     285,439       535                  4,848,414
                                          ----------    ------------    ----------    --------    ------                -----------

Deductions from net assets attributed to:
  Participant benefit payments               216,936       2,460,544       599,430      48,950     2,270                  3,328,130
  Life insurance premiums                        945           2,488           750                                            4,183
  Net participant loan activity               (3,122)          6,074        (1,624)        (21)   (1,307)                         -
  Decrease in cash surrender value of
       insurance contracts                                                                                   $16,240         16,240
  Interfund transfers                         20,063         (81,768)      (10,959)     72,664                                    -
                                          ----------    ------------    ----------    --------    ------     -------    -----------
                                             234,822       2,387,338       587,597     121,593       963      16,240      3,348,553
                                          ----------    ------------    ----------    --------    ------     -------    -----------
Net increase (decrease)                       32,817       1,342,202       (22,336)    163,846      (428)    (16,240)     1,499,861

Net assets available for benefits:
  Beginning of year                        2,073,242      10,231,133     2,831,995     755,587     8,056      91,443     15,991,456
                                          ----------    ------------    ----------    --------    ------     -------    -----------
  End of year                             $2,106.059    $ 11,573,335    $2,809,659    $919,433    $7,628     $75,203    $17,491,317
                                          ----------    ------------    ----------    --------    ------     -------    -----------



   The accompanying notes are an integral part of these financial statements.

Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation
Notes to Financial Statements
December 31, 1998 and 1997
--------------------------------------------------------------------------------


1.  Description of Plan

    The following description of the Quaker Chemical Corporation Profit Sharing and Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    General
    The Plan is a defined contribution plan for all employees of the Quaker Chemical Corporation (the "Company") except for employees compensated in whole or in part by commissions on sales. The Plan is administered by the Profit Sharing and Retirement Savings Committee appointed by the Company's Board of Directors, and is subject to the Employee Retirement Income Security Act of 1974.

    Employees become eligible for participation in the Plan on the first day of the month following employment commencement, unless the employee is hired on the first day of the month in which case the employee is eligible immediately. Plan participants are immediately vested in their account balance. All Plan administrative expenses are paid by the Company.

    Contributions
    Participants may elect to contribute on a "before-tax" basis any whole percentage of their compensation, up to 15%, during the year. Each year, the Company makes a matching contribution of $150 for each whole percentage of the participant's compensation contributed to the Plan during the Plan year, with the Company's matching contribution for each individual participant limited to $450 in any calendar year. The Company's 1998 and 1997 matching contributions were $117,104 and $130,996, respectively.

    Additionally, the Company makes a contribution based on the level of domestic company profit from operations (as defined) versus the target profit (as defined). The target profit is determined as the average of the prior three years' domestic company profit from operations increased by 15%. The Company's Board of Directors, at its discretion, may increase the amount of the contribution to the Plan for each Plan year. The Company's 1998 and 1997 profit sharing contributions were $356,203 and $336,370, respectively.

    Benefit payments
    Participants are entitled to receive their account balance upon retirement or termination from the Company. In the event that a payment cannot be made due to the inability to locate the participant or beneficiary, the participant account balance will be forfeited and treated as an additional employer profit sharing contribution for the related Plan year.

    In the event of Plan termination, the Plan provides that the assets shall continue to be held by the trustee and custodian (currently, First Union Bank and Principal Mutual Life Insurance Company ("PML"), respectively,) for normal distribution.

Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation
Notes to Financial Statements
December 31, 1998 and 1997
--------------------------------------------------------------------------------


    Investment options
    Participants may elect to invest their pro rata share of the Company's contribution in any of the following pooled investment funds of PML:
    Guaranteed Interest, U.S. Stock, and Bond and Mortgage. Participants may also elect to invest in Quaker Chemical Corporation Common Stock.

    The Plan includes a provision whereby PML, if so instructed by the Plan administrator, shall invest an amount less than 50% of the employer's current contribution allocable to each participant for the year in whole life insurance contracts. These contracts are owned by the Plan and maintained by PML. The Plan is the sole beneficiary of the contracts.

2.  Significant Accounting Policies

    Basis of accounting
    The Plan's financial statements are prepared on the accrual basis of accounting.

    Reclassifications
    Certain prior year amounts have been reclassified in order to conform to current year presentation.

    Benefit payments
    Benefits are recorded when paid.

    Use of estimates
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits. Actual results could differ from those estimates.

    Investment valuation and income recognition
    Investments in pooled investment funds are valued at the Plan's pro rata share of the market value of the funds. Market value is determined using the daily net asset value quoted by the trustee based on the published market prices of the underlying securities in the funds. The market value of the Company's common stock is based on the closing price as listed on the New York Stock Exchange. Life insurance contracts are valued at cash surrender value, which approximates fair value. Participant notes receivable are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation
Notes to Financial Statements
December 31, 1998 and 1997
--------------------------------------------------------------------------------


3.  Loans to Participants

    At December 31, 1998 and 1997, outstanding loans were $33,652 and $7,628 with original principal of $49,563 and $19,960, respectively. Interest rates on loans approximate the prime rate in effect at loan inception. The Plan has certain limitations on loans that can be made to Plan participants. These limitations include, but are not limited to, a minimum on loans of $1,000 not to exceed one-half of the participant's vested interest in the Plan and with a term of not more than three years. Participants should refer to the Plan document for a complete description of these limitations.

4.  Tax Status of the Plan

    The Plan has received a tax determination letter from the Internal Revenue Service dated August 18, 1995 indicating that the Plan is a qualified plan under Section 401 of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been recorded in the financial statements.

5.  Related Party Transactions

    Certain Plan assets are invested in shares of separate accounts managed by PML. PML is a custodian and recordkeeper as defined by the Plan and, therefore, these investments qualify as party-in-interest which are exempt from the prohibited transactions rules.

Profit Sharing and Retirement Savings Plan of                         Schedule I
Quaker Chemical Corporation
Item 27a Form 5500 - Schedule of Assets Held for Investment Purposes
December 31, 1998
--------------------------------------------------------------------------------
                                                                      Current
                   Description of Asset                  Cost          value

*Principal Mutual Life Pooled Investment Funds:
  Guaranteed Interest Fund                           $ 2,024,588    $ 2,137,010
  U.S. Stock Fund                                      6,826.623     13,716,684
  Bond and Mortgage Fund                               2,558,486      3,440,567

*Quaker Chemical Corporation
  Common Stock                                           897,923      1,044,719

Sun Life of Canada Insurance Contracts                    54,058         54,058

Loans to Participants, 9.00% - 9.50%                      33,652         33,652
                                                     ------------   -----------
                                                     $12,395,330    $20,426,690
                                                     ------------   -----------

* Party-in-interest

Profit Sharing and Retirement Savings Plan of                        Schedule II
Quaker Chemical Corporation
Item 27d Form 5500 - Schedule of Reportable (5%) Transactions*
December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Current
                                                                                                           value of asset
   Identity of                                       Number of     Purchase      Selling        Cost of    on transaction
  Party Involved          Description of Asset     Transactions      price         price          asset          date       Net gain

Principal Mutual Life
   Insurance Co.          U.S. Stock Fund                73       $1,906,502    $        -    $1,906,502      $1,906,502    $      -
                          U.S. Stock Fund                54                -     1,234,496       624,084       1,234,496     610,412

Principal Mutual Life
   Insurance Co.          Guaranteed Interest Fund       34          545,704             -       545,704         545,705           -
                          Guaranteed Interest Fund       24                -       578,072       578,072         578,072           -

Principal Mutual Life
   Insurance Co.          Bond and Mortgage Fund         38          695,414             -       695,414         695,414           -
                          Bond and Mortgage Fund         31                -       247,102       183,393         247,102      63,709

* Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of January 1, 1998 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.